

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Ingo Mueller
Chief Executive Officer
Agriforce Growing Systems, Ltd.
777 Hornby Street, Suite 600
Vancouver, BC V6Z 1S4
Canada

     Re: Agriforce Growing Systems, Ltd.
        Amendment No. 4 to Registration Statement on Form S-1
        Filed June 3, 2021
        File No. 333-251380

Dear Mr. Mueller:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form S-1 filed June 3, 2021

Use of Proceeds, page 20

1.   You disclose that you plan to use the proceeds of the offering towards the repayment of certain senior secured indebtedness. Pursuant to Instruction 4 to Item 504 of Regulation S-K, please disclose here the interest rates and maturity dates of the debt that will be repaid with the proceeds from this offering. To the extent any of this debt was incurred within one year, describe the use of proceeds of such indebtedness.

New Directors, page 46

2.   Please revise to disclose for your new director nominees, Amy Griffith and Richard Levychin, their ages, and briefly discuss the specific experience, qualifications, attributes

Ingo Mueller
Agriforce Growing Systems, Ltd.
June 11, 2021
Page 2

or skills that led to the conclusion that each of them should serve as a director at the time that the disclosure is made, in light of your business and structure. See Item 401(a) and (e) of Regulation S-K. Also, file consents for each director nominee. See Securities Act Rule 438.

You may contact Mindy Hooker at (202) 551-3732 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jolie Kahn